# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ADDENTAX GROUP CORP., CIK 0001650101
CUSIP: 00653L400
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: KINGKEY 100, BLOCK A, ROOM 4805, LUOHU DISTRICT, SHENZHEN CITY, China (F4), 518000
Date of event which requires filing of this statement: 06/15/2026
Amends the filing with accession number 0001493152-26-019809
Filed by CIK 0002121714
Persons authorized to receive notices and communications: WU RUI, Kingkey 100, Block A,, Room 4805, Luohu District, Shenzhen City, China (F4), 518000, (86) 755 86961 405

## Reporting persons
- WU RUI (CIK 0002121714): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 100,167; shared voting power 0; sole dispositive power 100,167; shared dispositive power 0; aggregate amount beneficially owned 100,167 (9.71% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: ADDENTAX GROUP CORP.
Address of issuer's principal executive offices: KINGKEY 100, BLOCK A, ROOM 4805, LUOHU DISTRICT, SHENZHEN CITY, China (F4), 518000

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The reporting person previously acquired 66,667 shares of common stock of the issuer pursuant to the issuer's equity incentive plan, which is registered under Form S-8, in connection with the reporting person's services to the issuer. Such shares were granted as equity compensation and were not acquired with cash consideration.

On June 15, 2026, the issuer issued 33,500 shares of common stock to the reporting person as consideration in connection with the Share Swap pursuant to the Share Exchange Agreement, dated May 15, 2026, by and among the issuer, Yingxi Industrial Chain Investment Co., Ltd., Riches Family Office Limited, Riches FO Holdings Limited and Wu Rui. The additional securities were not acquired with cash consideration by the reporting person. Accordingly, no funds were used by the reporting person in acquiring the securities reported herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
The 66,667 shares previously reported were acquired by the reporting person pursuant to the issuer's equity incentive plan as compensation for services rendered to the issuer.

The 33,500 additional shares reported in this Amendment No. 1 were issued to the reporting person on June 15, 2026 as consideration in connection with the Share Swap pursuant to the Share Exchange Agreement, dated May 15, 2026, by and among the issuer, Yingxi Industrial Chain Investment Co., Ltd., Riches Family Office Limited, Riches FO Holdings Limited and Wu Rui.

Except as set forth herein, the reporting person does not currently have any plans or proposals that relate to or would result in any of the actions described in Items 4(a) through 4(j) of Schedule 13D.

The reporting person, in his capacity as an officer of the issuer, may from time to time engage in discussions with management regarding the issuer's business and operations and may acquire or dispose of securities of the issuer, subject to applicable laws.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The reporting person beneficially owns 100,167 shares of common stock of the issuer, representing approximately 9.71% of the outstanding shares of common stock of the issuer. The percentage is based on 1,031,435 shares of common stock outstanding as of June 15, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The reporting person has sole voting power and sole dispositive power with respect to 100,167 shares of common stock of the issuer. The reporting person does not have shared voting power or shared dispositive power with respect to any shares of common stock of the issuer.
Transactions in the class effected during the past sixty days:
On April 13, 2026, the reporting person was granted 66,667 shares of common stock pursuant to the issuer's equity incentive plan. The shares were issued as compensation for services rendered and were not acquired pursuant to a market transaction.

On June 15, 2026, the issuer issued 33,500 shares of common stock to the reporting person as consideration in connection with the Share Swap pursuant to the Share Exchange Agreement, dated May 15, 2026. The shares were not acquired pursuant to a market transaction.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by the reporting person.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The 66,667 shares previously reported were issued to the reporting person pursuant to the issuer's equity incentive plan in connection with the reporting person's services to the issuer.

The 33,500 additional shares reported in this Amendment No. 1 were issued to the reporting person pursuant to the Share Exchange Agreement, dated May 15, 2026, by and among the issuer, Yingxi Industrial Chain Investment Co., Ltd., Riches Family Office Limited, Riches FO Holdings Limited and Wu Rui.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the reporting person and any other person with respect to any securities of the issuer, including but not limited to any contracts, arrangements, understandings or relationships with respect to the transfer or voting of any securities, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: https://www.sec.gov/ix?doc=/Archives/edgar/data/0001650101/000149315226024827/form8-k.htm

## Signatures
- WU RUI: /s/ Wu Rui, Wu Rui (06/18/2026)